Exhibit (a)(4)

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December 21, 2005


TO:           UNIT HOLDERS OF SECURED INCOME L.P.

SUBJECT:      EXTENDING AND INCREASING OFFER TO PURCHASE UNITS

Dear Unit Holder:

We are amending the Offer to Purchase and related Letters of Transmittal sent to you on November 30, 2005, (the "Offer"), which was made by the Purchasers identified in the Offer. The Purchasers are offering to purchase up to 85,000 Units of limited partnership interest (the "Units") in SECURED INCOME L.P., a Delaware limited partnership (the "Partnership"). As amended, the Offer Price is now equal to:

                                 $38.00 per Unit
                                 ---------------

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in SECURED INCOME L.P. without the usual transaction costs associated with market sales or partnership transfer fees.

The Purchasers are amending the Offer by increasing the Offer Price, as noted above, and by extending the Expiration Date to January 20, 2006. You can view the Offer materials as amended on our website at www.mpfi.com (Click on MPF Tenders) or by calling us at the number below.

After carefully reading the Offer as amended, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax a duly completed and executed copy of the Letter of Transmittal (printed on green paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                        MacKenzie Patterson Fuller, Inc.,
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119

If you have any questions or need assistance, please call the Depository at 800-854-8357.

This Offer expires (unless extended) January 20, 2006.